Exhibit 4.1

DESCRIPTION OF SAFETY INSURANCE GROUP, INC. CAPITAL STOCK

The following description of select provisions of our amended and restated certificate of incorporation (our “certificate of incorporation”), our amended and restated bylaws (our “bylaws”), and of the Delaware General Corporation Law (the “DGCL”) is necessarily general and does not purport to be complete. This summary is qualified in its entirety by reference in each case to our certificate of incorporation and bylaws, which are filed as exhibits 3.1 and 3.2, respectively, to this Annual Report on Form 10-K, and to the DGCL.

GENERAL

The authorized capital stock of Safety Insurance Group, Inc. consists of 30,000,000 shares of common stock, $0.01 par value per share and 5,000,000 shares of preferred stock, $0.001 par value per share.

On December 31, 2019, we had 15,383,209 outstanding shares of common stock.

No preferred stock has been issued as of December 31, 2019.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “SAFT.”

COMMON STOCK

Holders of our common stock are entitled to receive such dividends as may be declared by our board of directors out of funds legally available therefor. Holders of our common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. In the event of our liquidation or dissolution, holders of our common stock would be entitled to share equally and ratably in our assets, if any, remaining after the payment of all liabilities and the liquidation preference of any outstanding class or series of preferred stock. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights and privileges of holders of our common stock are subject to the rights and preferences of the holders of any series of preferred stock that we may issue in the future, as described below.

AUTHORIZED PREFERRED STOCK

Subject to the approval by holders of shares of any class or series of preferred stock, to the extent such approval is required, our board of directors has the authority to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the designations, powers, preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by stockholders.

CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND OF THE DGCL

A number of provisions of our certificate of incorporation and our bylaws deal with matters of corporate governance and the rights of stockholders. The following discussion is a general summary of select provisions of our certificate of incorporation, our bylaws and the DGCL that might be deemed to have a potential "anti-takeover" effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by our board of directors but which individual stockholders may deem to be in their best interest or in which stockholders may be offered a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the incumbent board of directors or management more difficult. Some of the provisions of Massachusetts insurance law may also have an anti-takeover effect.

COMMON STOCK.  Our unissued shares of authorized common stock will be available for future issuance without additional stockholder approval. While the authorized but unissued shares are not designed to deter or prevent a change of control, under some circumstances we could use the authorized but unissued shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

PREFERRED STOCK.  The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of the preferred stock to parties that might oppose such a takeover bid or issue shares of the preferred stock containing terms the potential acquiror may find unattractive. This ability may have the effect of delaying or preventing a change of control, may discourage bids for our common stock at a premium over the market price of our common stock, and may adversely affect the market price of, and the voting and the other rights of the holders of, our common stock.

CLASSIFIED BOARD OF DIRECTORS AND RELATED PROVISIONS.  Our certificate of incorporation provides that our board of directors must be divided into three classes of directors (each class containing approximately one-third of the total number of directors) serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. This classified board provision will prevent a third party who acquires control of a majority of our outstanding voting stock from obtaining control of our board of directors until the second annual stockholder meeting following the date the acquiror obtains the controlling interest. The number of directors constituting our board of directors is determined from time to time by our board of directors. Our certificate of incorporation also provides that directors may be removed only for "cause" and by the affirmative vote of the holders of a majority of all outstanding voting stock entitled to vote. This provision, in conjunction with the provisions of our certificate of incorporation authorizing our board of directors to fill vacancies on the board, will prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS.  Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation also provides that, except as otherwise required by law, special meetings of the stockholders can only be called by a majority of our entire board of directors or our president. Stockholders may not call a special meeting or require that our board of directors call a special meeting of stockholders.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINEES.  Our bylaws provide that, if one of our stockholders desires to submit a proposal or nominate persons for election as directors at an annual stockholders' meeting, the stockholder's written notice must be received by us not less than 120 days prior to the anniversary date of the date of the proxy statement for the immediately preceding annual  meeting of stockholders. However, if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a stockholder must be received by us not later than the close of business on the 10th day following the day on which public disclosure of the date of the annual meeting was made. The notice must describe the proposal or nomination and set forth the name and address of, and stock held of record and beneficially by, the stockholder. Notices of stockholder proposals or nominations must set forth the reasons for the proposal or nomination and any material interest of the stockholder in the proposal or nomination and a representation that the stockholder intends to appear in person or by proxy at the annual meeting. Director nomination notices must set forth the name and address of the nominee, arrangements between the stockholder and the nominee and other information required under Regulation 14A of the Exchange Act. The presiding officer of the meeting may refuse to acknowledge a proposal or nomination not made in compliance with the procedures contained in our bylaws. The advance notice requirements regulating stockholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a stockholder proposal if the requisite procedures are not followed and may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal.

VOTING REQUIREMENTS ON AMENDING OUR CERTIFICATE OF INCORPORATION OR BYLAWS.  Our certificate of incorporation and our bylaws provide that amendments to certain provisions of our bylaws, including those related to stockholder proposals and calling special meetings of stockholders, must be approved by both our board of directors and by the vote, at a regular or special stockholders' meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all our capital stock then entitled to vote. All other amendments to our bylaws require either: (i) approval by a majority of our entire board of directors (without stockholder consent) or (ii) the vote, at a regular or special stockholders' meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all our capital stock then entitled to vote. In addition, our certificate of incorporation provides that amendments to certain provisions of our certificate of incorporation, including those relating to the classified board, removal of directors, calling special meetings and no stockholder action by written consent, must be approved by the vote, at a regular or special stockholders' meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all of our capital stock then entitled to vote (in addition to the approval of our board of directors).

BUSINESS COMBINATION STATUTE.  We  are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

LIMITATIONS ON DIRECTOR LIABILITY

Under the Delaware General Corporation Law, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In addition, Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock), or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation contains the provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Broadridge Shareholder Services.

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